Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, CA 92121

October 24, 2013

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq.

Re:	Tandem Diabetes Care, Inc.
Registration Statement on Form S-1
Filed October 7, 2013
File No. 333-191601
Responses to Staff comments made by letter dated October 15, 2013

Dear Ms. Breslin:

Set forth below are the responses of Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), to comments made by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 15, 2013 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-191601), which the Company initially filed on October 7, 2013 (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures, including the presentation of financial results as of and for the nine months ended September 30, 2013.

The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

Artwork

1.	We refer to prior comment 1 and your revisions on the second page of graphics. We note that the text above the display monitor explains to investors that the center graphic is your “t:slim Insulin Pump.” Accordingly, the icons and accompanying text do not appear necessary to explain your visuals. Additionally, it is not appropriate to highlight “key product features” in your artwork without balancing the presentation to highlight key product limitations and/or competitive disadvantages. Please revise your graphics accordingly.

Company Response:

The Company has revised the artwork on the second page to remove the icons and accompanying text surrounding the t:slim pump.

The Market, page 2

2.	We note your response to prior comment 10; however, the report does not clarify how the 5% estimate was calculated or whether any assumptions were necessary to derive the figure. Please provide us with this information. To the extent assumptions were used, please revise your disclosure where you cite the figure to provide the necessary context. For instance, if the estimate does not reflect any patients who return to injections or otherwise stop using a pump, revise to so state.

Company Response:

When the Company submitted its responses to comments made by the Staff in its letter dated September 6, 2013, the Company supplementally provided the Staff, pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), a support binder (the “Support Binder”), which provided certain backup and support information requested by the Staff. The Support Binder included a report issued by Close Concerns, Inc. (the “Close Concerns Report”), an independent consulting and information publishing company that provides diabetes advisory services (“Close Concerns”).

The Close Concerns Report specifically identifies the estimated 5% annual increase estimate on page 2 thereof. The Company understands that Close Concerns derived this amount by simply dividing (x) 25,000, which represents Close Concern’s estimate of the number of people in the U.S. who begin using insulin pump therapy each year, by (y) 500,000, which represents the high end of Close Concern’s estimated range of the aggregate number of people in the U.S. who use insulin pumps (25,000 / 500,000 = 5%). Notably, Close Concerns did not utilize the low end of the estimated range of the number of insulin pump users in the U.S. (450,000) in performing the estimated growth percentage as this would have resulted in a larger growth rate than the 5% amount provided in the Close Concerns Report.

The Close Concerns Report does not cite, and the Company is not aware of, any additional assumptions relied upon in calculating the estimated growth rate.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

Sales and Marketing, page 76

3.	We note your revised disclosure identifying your 10% customers and refer to Schedule 7.14 to Exhibit 10.2, which indicates that you have distribution agreements with both 10% customers. Please file these agreements as material contracts or explain why you believe they are not material.

Company Response:

The Company respectfully submits that it should not be required to file any of its distribution agreements as material contracts as none of the agreements individually is material to the Company’s business. As disclosed in the “Business – Sales and Marketing” section of the Registration Statement, as of September 30, 2013, the Company had entered into separate agreements with approximately 27 independent distributors. These agreements are all non-exclusive arrangements, and have one-year terms with automatic one-year renewal terms. In each case, either party may opt out of any automatic renewal by providing prior notice. The Company also expects to enter into additional agreements with other independent distributors in the near-term. Given the volume of independent distributor agreements that it has entered into, the regularity with which it pursues further opportunities to enter into similar agreements, as well as the short-term, non-exclusive nature of the business arrangements, the Company believes the independent distributor agreements are entered into, and will continue to be entered into, in the ordinary course of its business. As a result, the Company respectfully submits that the agreements should be exempt from the exhibit filing requirements pursuant to Item 601(b)(10)(i) of Regulation S-K.

In addition, although the Company has disclosed that certain independent distributors have historically accounted for greater than 10% of the Company’s sales, the percentage of Company sales that are derived from individual distributor relationships has already decreased since the commercialization of t:slim in August 2012. For example, RGH Enterprises, Inc. (“RGH”) accounted for 19.3% of the Company’s sales for the period ended December 31, 2012, but more recently accounted for only 17.2% of the Company’s sales for the nine month period ended September 30, 2013, as disclosed in the Registration Statement. Similarly, Solara Medical Supplies, Inc. (“Solara”) accounted for 15.7% of the Company’s sales for the period ended December 31, 2012, but more recently accounted for less than 10% of the Company’s sales for the nine month period ended September 30, 2013. For the nine month period ended September 30, 2013, another independent distributor, CCS Medical, Inc. (“CCS”), accounted for 11.7% of the Company’s sales. The Company also believes it is important to note that, in addition to the sales generated through RGH and CCS, for the nine month period ended September 30, 2013, there were five other significant customers that each accounted for between 5% and 10% of the Company’s total sales, which further demonstrates the broad distribution of the Company’s sales through multiple channels.

The decreases in the percentages of Company sales made to particular distributors, such as RGH and Solara, are attributable to both the large and growing number of independent

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

distributors with which the Company has entered into distribution agreements (which necessarily divide total Company sales made to distributors by a larger number of distributors) as well as the Company’s increased focus on generating sales directly through its sales, clinical and marketing team (which has the effect of reducing the percentage of sales to independent distributors as a function of total Company sales, further reducing the percentage of Company sales to any particular distributor). As a result of these and other factors, the Company believes that the percentage of its total sales that are made to independent distributors will continue to decrease over time. Accordingly, the Company does not believe that its business is or will be substantially dependent on any single independent distributor agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company believes that none of the individual agreements are otherwise material to an investor’s understanding of the Company’s business.

The Company also notes that it anticipates that the percentage of its total sales made to any individual independent distributor will vary year-to-year, and even from quarter-to-quarter, as illustrated by the decreases described above for RGH and Solara and the increase for CCS. For this reason, as well as the broad distribution of sales among various independent distributors as described above, the Company believes that placing undue focus on any particular distributor or group of distributors would be inappropriate and potentially even misleading to investors.

Finally, although the distribution agreements were identified on Schedule 7.14 to Exhibit 10.2, the Company respectfully notes to the Staff that the Company’s representations and warranties contained in Exhibit 10.2 were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. In disclosing those agreements on Schedule 7.14 to Exhibit 10.2, the Company applied contract standards of “materiality” that are different from the concept of “materiality” under applicable securities laws.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company has supplemented its disclosure in the “Business – Sales and Marketing” section of the Registration Statement to inform investors of the non-exclusive nature of the independent distributor agreements as well as the annual termination rights generally available to both the Company and the independent distributor pursuant to those agreements.

Manufacturing and Quality Assurance, page 79

4.	With a view to disclosure concerning your manufacturing, please tell us about the nature of the OEM Agreement and the Manufacturing Agreement which are referenced in items 6 and 33 in Schedule 7.14 to Exhibit 10.2.

Company Response:

The Company believes that each of the OEM Agreement and the Manufacturing Agreement referenced in the Staff’s comment were entered into in the ordinary course of the Company’s business. Furthermore, the Company does not believe that its business is or will be substantially dependent on either the OEM Agreement or the Manufacturing Agreement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

The OEM Agreement relates to the Company’s purchase of infusion sets that are sold to customers separate from the t:slim pump. The infusion sets that are the subject of the OEM Agreement are only one of several brands sold by the Company. As disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, the Company’s sales of all pump-related supplies and accessories in the aggregate, including infusion sets, cartridges, belt clips and other accessories, comprised only approximately 9.0% of the Company’s sales for the nine month period ended September 30, 2013, of which sales of infusion sets that we supplied under the OEM Agreement comprised only a small portion. Due to both the relatively small amount of sales generated from infusion sets that the Company purchases under the OEM Agreement, and the fact that the Company also sells several other brands of infusion sets under different contractual arrangements, the Company’s business is not substantially dependent on the OEM Agreement or the products that are the subject of the agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company believes that the agreement is not otherwise material to an investor’s understanding of the Company’s business.

The Manufacturing Agreement relates to the manufacture and testing of a component of the t:slim pump. However, the agreement does not contain any purchase obligations or commitments by the Company. Purchase commitments are subject to separate purchase orders, and only to the extent that the Company actually places any orders will the terms of the agreement apply. In addition, the agreement is subject to termination by the Company upon short notice and without penalty. The Company believes that it could identify alternative suppliers within the notice period if necessary. Due to the lack of minimum purchase commitments and the fact that the Company believes it can readily identify replacement suppliers, the Company’s business is not substantially dependent on the agreement or the components that are the subject of the agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company believes that the agreement is not otherwise material to an investor’s understanding of the Company’s business.

Finally, the Company respectfully submits that, although the OEM Agreement and the Manufacturing Agreement were identified on Schedule 7.14 to Exhibit 10.2, the considerations discussed in the Company’s response to Staff comment 3 in relation to the representations and warranties contained in Exhibit 10.2 apply equally in this context.

For the foregoing reasons, the Company respectfully submits that it should not be required to revise the Registration Statement in response to the Staff comment.

Intellectual Property, page 81

5.	We note your response to prior comment 33. Given the size of the license fee payment relative to your revenues and your operating and net losses, it is not clear how you determined that the agreement is not required to be disclosed and filed as an exhibit to your registration statement. Please revise to disclose the identity of the unnamed party and file the agreement.

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

Company Response:

The third paragraph of the “Business – Intellectual Property” section and the second paragraph of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capitalized Intellectual Property” section have been revised to provide the identity of the party to the agreement. The redacted version of the agreement has also been filed as Exhibit 10.20 to the Registration Statement. The Company is seeking to omit confidential portions of the agreement pursuant to Rule 406 promulgated under the Securities Act.

Market Comparisons, page 99

6.	We note your response to prior comment 36; however, to the extent that you benchmark total compensation to that of the companies contained in the surveys you or your consultants used, please revise your disclosure to identify the surveys used and their components, including component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

The Company respectfully submits that it does not benchmark total executive compensation to that of the companies contained in any survey data. As disclosed in the Registration Statement, when setting the base salaries (and only the base salaries) for the executives, the Compensation Committee generally references the 60th percentile of the base salaries paid to executives at surveyed companies, but this information is only one factor used to determine the base salaries. Additional factors include individual performance and responsibility level, as well as the Company’s overall performance goals and compensation philosophy.

In addition, the Company has previously disclosed that, for 2012, the Compensation Committee reviewed compensation data provided by Radford Surveys and Top 5, each of which are independent compensation consulting firms, as well as a separate executive compensation survey report focused on venture-backed life sciences companies. The Company believes that this disclosure provides meaningful information to investors regarding the scope of its review of compensation survey data.

Moreover, the Company respectfully submits that it has filed the Registration Statement as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). Pursuant to Section 102(c) of the JOBS Act, the Company is permitted to provide less extensive disclosure about its executive compensation arrangements in the Registration Statement, and the Company has disclosed its intention to take advantage of these lesser disclosure requirements in several places in the Registration Statement. In particular, as an emerging growth company, the Company is authorized to provide executive compensation disclosure in the Registration Statement as if it was reporting as a “smaller

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As such, instead of providing the full Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K (including Item 402(b)(2)(xiv) of Regulation S-K referenced in the Staff comment), the Company is authorized, pursuant to Item 402(o) of Regulation S-K, to provide a “narrative description of any material factors necessary to an understanding of the information disclosed in [Summary Compensation] Table… .” The Company believes the disclosure provided in the “Executive Compensation” section fully complies with these requirements and, in many respects, goes beyond the minimum disclosure requirements. Furthermore, in reviewing numerous registration statements for recently completed initial public offerings, the Company believes it has provided considerably more disclosure surrounding executive compensation arrangements than has been provided by many emerging growth companies. As a result, the Company respectfully submits that it should not be required to further revise the Registration Statement in response to the Staff comment.

* * * * *

Securities and Exchange Commission

Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-191601)

October 24, 2013

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the Company’s outside counsel, Ryan C. Wilkins, via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, please contact me via telephone at (858) 255-6380 or via email at dberger@tandemdiabetes.com.

Sincerely,

TANDEM DIABETES CARE, INC.

/s/ David B. Berger

David B. Berger
General Counsel

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Timothy F. O’Brien, Esq.

Ryan C. Wilkins, Esq.